China Carbon Graphite Group, Inc.
c/o Xinghe Yongle Carbon Co., Ltd.
787 Xicheng Wai
Chengguan Town
Xinghe County
Inner Mongolia, China 013650

                            November 29, 2013

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Brian Cascio, Accounting Branch Chief

Re:	China Carbon Graphite Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012 Filed April 16, 2013 Form 10-Q for the Fiscal Quarter Ended June 30, 2013 Filed August 14, 2013 File No. 333-114564

 Dear Mr. Cascio:

We are writing in response to the comment raised by the Staff of the Commission (the “Staff”) in a letter dated November 12, 2013 with respect to the Form 10-Q dated August 14, 2013, filed by China Carbon Graphite Group, Inc. (the “Company”). For the Staff’s convenience, we have restated the Staff’s comment below.  The Company’s responses are set forth below the comment.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Item 1. Financial Statements

Consolidated Balance Sheets, page 1

1.
We refer to your response to prior comment 9. We see the roll-forward of notes and accounts receivable presented in the response, but it is not clear how the roll-forward is consistent with the information presented in your financial statements, which raises continuing concerns about the recoverability of your accounts and notes receivable. In that regard, you indicate that additions arose from sales in the March and June quarters of 2013, however, the additions in each quarter significantly exceed reported sales. Please revise the response to more clearly show us the origin of notes and accounts receivable in the first six months of 2013, the amounts uncollected from December 31, 2012 and your rationale that total notes and accounts receivable are recoverable.

We corrected our previous explanation of the nature of notes receivables. Those notes receivables did not arise from sales of products, but were refunds to us from vendors for canceled orders. Sometimes we have to cancel our orders due to lack of inventory or price change or other business reasons. Some vendors will return money to us by giving us notes, which were recorded as notes receivables on our balance sheet. Notes receivables are recoverable because notes receivables are bank bills. We can cash the notes receivable at the bank at any time. If we cash the notes receivables with the bank at a time earlier than the date printed on the notes receivable, then we need to pay a fee to the bank, hence we kept them for a short period of time instead of depositing them immediately.

We have also corrected the accounts receivable roll over as follows after eliminating amounts debited and credited through accounts receivable that were unrelated to our trade and business that should be offset. In addition to sales revenue, the balance of accounts receivable also included VAT tax charged to our customers and payable to the government. Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An allowance for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. Accounts receivable are recorded at the invoiced amount and do not bear interest. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary. We have made sufficient allowance of our accounts receivable based on our experience and proved by our history.

	12/31/12	Dr	Cr	03/31/2013	Dr	Cr	6/30/13
Account Receivable, net	$11,239,002	$3,426,888	$7,522,998	$7,142,892	$1,968,357	$1,047,847	$8,063,402

Sincerely,

/s/ Donghai Yu
Donghai Yu